# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Armlogi Holding Corp., CIK 0001972529
CUSIP: 042255109
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 20301 East Walnut, Drive North, Walnut, California (CA), 91789
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002013497

## Reporting persons
- Tong Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,460,000; shared voting power 0; sole dispositive power 3,460,000; shared dispositive power 0; aggregate amount beneficially owned 3,460,000 (8.2% of the class)
  Comment: * Percentage of class is calculated based on 42,250,934 shares of common stock outstanding as of June 30, 2025, which information was provided by the Issuer to the Reporting Persons on June 30, 2025

## Item 1. Issuer
Name of issuer: Armlogi Holding Corp.
Address of issuer's principal executive offices: 20301 East Walnut Drive North, Walnut, California, 91789

## Item 2. Person Filing
Name of person filing: Tong Wu
Address of principal business office or, if none, residence: 20301 East Walnut Drive North, Walnut, California, 91789
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,460,000
Percent of class: 8.2%
Sole power to vote or to direct the vote: 3,460,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,460,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tong Wu: /s/ Tong Wu, Tong Wu (07/09/2025)